Filed Pursuant to Rule 433

Registration No. 333-212571

CAPE Barclays ETN+ Shiller CAPE™ ETN For Institutional and Professional Investors Only. Not for Further Distribution or for Distribution to Retail Customers. EFS Solutions August 2016

Barclays Exchange-Traded Notes (ETNs): Senior, unsecured debt securities; Listed and traded on an exchange; Provide investors with a return linked to the performance of an index, less fees. An investment in the ETNs involves significant risks and may not be suitable for all investors Barclays Bank PLC is a leading issuer of ETNs in the United States: 29% market share with $7bn notional outstanding1 80 ETNs1 in a variety of asset classes, including: Commodities Equity/volatility FX Rates Barclays ETNs include: iPath® ETN suite ETN+ suite Barclays ETNs As of 7/29/2016. Source: Bloomberg, Barclays. For more information about the risks related to an investment in the ETNs, see “Selected Risk Considerations” at the end of this document and “Risk Factors” in the applicable prospectus supplement and pricing supplement. For Institutional use only. Not for further distribution. Not for use with retail investors.

Barclays ETN listed on NYSE Arca under ticker “CAPE”: Provides returns linked to the Shiller Barclays CAPE™ US Core Sector Index (the “Index”); No tracking error to the Index, before 0.45% per annum fees1 An investment in the ETN involves significant risks, including the following and may not be suitable for all investors: An investor may lose some or all of their principle in the investment ETNs are unsecured debt obligations of Barclays Bank PLC, are subject to the creditworthiness of the issuer and no guaranteed by any third party ETNs are subject to a decrease in the level of the Index and are subject to an investor fee The Index is built upon the principles of long term investing as distilled by Robert Shiller Sector-rotation Strategy designed in a collaboration between Robert Shiller and Barclays; Uses a version of the Cyclically Adjusted PE (CAPE) Ratio, developed by Robert Shiller and Barclays as a key driver for the valuation of US sectors Includes momentum signal to avoid investing in declining assets (“value trap”); Based on specifically-reconstructed 40-years sector data; May be used for long-term investing to provide US Equity exposure with a value allocation. Barclays ETN+ Shiller CAPE™ ETN The investor fee is calculated on a daily basis in the following manner: The investor fee on the initial valuation date will be equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to 0.45% times the closing indicative note value on the immediately preceding calendar day times the daily index factor on that day (equal to the closing level of the Index on such index business day divided by the closing level of the Index on the immediately preceding index business day; if such day is not an index business day, the such quotient will equal one) divided by 365. Because your notes are subject to an investor fee, the return on the ETNs will always be lower than the total return on a direct investment in the Index. For Institutional use only. Not for further distribution. Not for use with retail investors.

Index Performance and Returns



570
470
370
270
170
70
Live Data
Shiller Barclays CAPE™ US Core Sector Index
S&P 500 TR
2002
2003
2005
2006
2007
2008
2010
2011
2012
2013
2015
2016

	Shiller Barclays CAPE™ US Core Sector Index	S&P 500® TR Index
Returns (since 09/30/2002)	13.4%	9.6%
Annualized Volatility [1]	18.0%	19.3%
Returns/Volatility Ratio	0.74	0.50
Correlation[2] to the S&P500® TR	97.1%	100%

Source: Bloomberg, Barclays. Data: 09/30/2002 to 07/29/2016.

1. Annualized Volatility describes the variation in an index's value over the course of a year and is calculated as a standard deviation of natural logarithm daily returns in the observation period multiplied by the square root of 252. Because the annualized volatility is based on historical data (since the date listed above), it may not predict variability on annualized future performance.
2. Correlation is the term used to describe the historical statistical relationship between two or more quantities or variables. Perfectly correlated assets have a correlation coefficient of one, while the correlation coefficient is zero when returns on two assets are completely independent.
3. Hypothetical and Historical Performance Data: The graph illustrates the pre-inception performance data of the Shiller Barclays CAPE US Core Index based on hypothetical back-tested closing levels prior to the Index Live Date of October 10, 2012 (referred to as the "hypothetical performance data") and actual historical performance from October 10, 2012. The hypothetical performance data was constructed by applying, retroactively, the methodology or algorithm underlying the Shiller Barclays CAPE US Core Index and has inherent limitations. For purposes of this comparison, each index was set at 100 at the beginning of the measurement period and returns are not compounded. You should not rely on historical or past performance or hypothetical historical or simulated past performance information. Such performance information is not indicative of future performance. Please see "Historical Index Performance Disclaimer" for further information. Index Base Date is 09/30/2002

For Institutional use only. Not for further distribution. Not for use with retail investors.

4 | Barclays ETN+ Shiller CAPE™ ETN

BARCLAYS

American economist, best-selling author, and the Arthur M. Okun Professor of Economics, Professor of Finance, and Fellow at the International Center for Finance at Yale University Co-director of the Behavioral Finance Workshop at the National Bureau of Economic Research since 1991 Jointly developed the Standard & Poor's/Case-Shiller Home Price Indices Best-selling author of several economics books Developed the widely-known CAPE ratio, a variation of which is used in the Index Robert Shiller For Institutional use only. Not for further distribution. Not for use with retail investors.

Index Mechanics For Institutional use only. Not for further distribution. Not for use with retail investors. 9 US Sectors Relative CAPE Indicator for Each Sector Momentum Reconstruct sector portfolio values and earnings back to 1970’s, for the 9 Select Sectors of the S&P 500®, and create evaluation metrics Remove the four most relatively overvalued sectors based on Relative CAPE Indicator Remove one sector with lowest 12-month momentum Allocate equally to the S&P Select Sector Indices for the four remaining sectors Ranking Index rebalancing occurs monthly For illustrative purposes only

The Cyclically Adjusted PE (CAPE) ratio, “Campbell-Shiller PE(10)”, or “Shiller 10”, seeks to assess long term equity market valuations Formally defined by Robert Shiller and John Y. Campbell during the 1980s2 Became a frequently cited benchmark for long-term equity valuation Forms the basis for the Relative CAPE Indicator used by the Index The CAPE Ratio For Institutional use only. Not for further distribution. Not for use with retail investors. Inflation-Adjusted Equity Benchmark 10-Y moving Average of Inflation-Adjusted Equity Benchmark Earnings CAPE1 = In its original formulation, the CAPE ratio used the price returns index. In a collaboration between Robert Shiller and Barclays, the CAPE ratio has been modified to account for dividend payments, by referencing the total returns, and the 10-Y dividend-adjusted earnings. Important publications: John Y. Campbell and Robert J. Shiller, "Stock Prices, Earnings and Expected Dividends," Journal of Finance, 43(3): 661-76, July 1988. John Y. Campbell and Robert J. Shiller, “Valuation Ratios and the Long-Run Stock Market Outlook," Journal of Portfolio Management, 24(2): 11-26, 1998. John Y. Campbell and Robert J. Shiller, “Valuation Ratios and the Long-Run Stock Market Outlook: An Update," NBER Working Paper 8221, 2001. Robert J. Shiller, Irrational Exuberance, Princeton University Press, Princeton, NJ, 2000, 2005.

The CAPE ratio is a frequently cited benchmark to assess long term equity market valuations Uses 10 years of historical data, addressing a classic criticism of price-to-earning ratio for long-term investing, which only relies on only 1-year of data Historically, strong inverse relation between the CAPE ratio on the S&P 500® and the long-term S&P 500® returns (i.e. high historical returns when CAPE is low, and vice versa) CAPE Ratio for Value Investing As of 31 May 2016 Source: Barclays, from 1881 to 2016 Past performance is not indicative of future results. For Institutional use only. Not for further distribution. Not for use with retail investors. -4% 0% 4% 8% 12% 16% <10 10-15 15-20 20-25 25-30 30-35 35-40 >40 S&P 500 CAPE ® Ratio CAPE ® Ratio and Long - Term Returns (1881 - 2016) Current CAPE ® CAPE ® in 2000

The CAPE ratio may be used to compare relative valuation of single equity sectors To account for idiosyncratic differences between sectors, where CAPE ratios have historically been of different magnitudes, a “Relative CAPE” indicator is used by the index: The Index calculates the Relative CAPE Indicator for the nine US equity sectors in the S&P 500, and the five most undervalued sectors in the S&P 500 are selected CAPE to Relative CAPE Relative CAPE Current sector CAPE ratio 20-Y rolling average of sector CAPE ratio1 = RELATIVE CAPE INDICATOR Source: Barclays, 9/28/1972-05/31/2016. Past performance is not indicative of future results. The 20 year data entering the average is winsorized (i.e. filtered to exclude extremely high or low data points) at the 5% level, aiming to eliminating extreme events in the history of a sector. For Institutional use only. Not for further distribution. Not for use with retail investors.

The “Value Trap” In general, undervalued stocks have historically outperformed equity benchmarks over the long term1 However, some assets may appear undervalued when their low price is actually due to fundamental or other reasons, and their value might continue to decline (so called “value trap”) A Price Momentum signal may assist in mitigating this potential issue By discarding sectors with recent negative performance, price momentum seeks to avoid sectors that may fall in value in the short term The Index incorporates a momentum factor by: Evaluating the trailing 12-month returns of the five most relatively undervalued sectors Discarding from the Index allocation the worst-performing sector Value Trap and Momentum Eugene F. Fama and Kenneth R. French, “The Cross-Section of Expected Stock Returns,” Journal of Finance, 47:2, 427-65, June 1992. Past performance is not indicative of future results. For Institutional use only. Not for further distribution. Not for use with retail investors.

Sector CAPE Ratios Source: Barclays, 1/2/1992 – 05/31/2016. Past performance is not indicative of future results. Note: Sector CAPE Ratios are normalized for purposes of the Index by the Relative CAPE Indicator as described on page 9 For Institutional use only. Not for further distribution. Not for use with retail investors.

Historical Index Allocation Map Source: Barclays, 9/30/2002 – 07/29/2016. Source: Barclays. Pre-inception period: Index Base Date is September 2002. Index Live Date is September 2012. Past performance is not indicative of future results. For Institutional use only. Not for further distribution. Not for use with retail investors. Selected four undervalued sectors Sector discarded by momentum signal

Hypothetical Historical Performance Disclaimer The following communication includes historical performance data related to select indices developed and published by Barclays Bank PLC (“Barclays”). This disclaimer is intended to highlight the risks inherent in assessing such performance data. Historical index performance can be assessed with respect to the index inception date: Pre-inception index performance Pre-inception index performance refers to the period prior to the index inception date (defined as the period from the “Index Base Date” to the “Index Live Date”). This performance is hypothetical and back-tested using criteria applied retroactively. It benefits from hindsight and knowledge of factors that may have favorably affected the performance and cannot account for all financial risk that may affect the actual performance of the index. It is in Barclays’ interest to demonstrate favorable pre-inception index performance. The actual performance of the index may vary significantly from the pre-inception index performance. You should not rely on hypothetical index performance information. Post-inception index performance Post-inception index performance refers to the period after the index inception date (defined as the period from the “Index Live Date” to the date of this presentation, unless otherwise stated). This performance is actual historical performance of the index. Historical performance is not indicative of future performance. All index performance data included in this communication are accompanied by a footnote specifying the relevant Index Base Date and Index Live Date. The Index Live date is defined as the date on which the index rules were established and the index was first published. Actual historical performance is highlighted in blue. Hypothetical performance is not highlighted. Historical index performance is provided for a period of at least 10 years, unless the instruments underlying the index were only available or sufficiently liquid for a lesser period. In that case, historical index performance is provided from the time when the instruments underlying the index were available or sufficiently liquid. Performance, volatility, Sharpe ratio and correlation data are calculated using monthly returns and maximum drawdown data are calculated using daily returns. The index methodology is available for review upon request, subject to the execution of a non-disclosure agreement. Barclays or an affiliate of Barclays prepared the provided performance information (including the hypothetical performance information), may be the index sponsor and potentially is the counterparty to a transaction referencing the index. The performance data reflect all costs, charges and fees that are incorporated into the Index formula. The performance data, however, do not reflect any additional fees that may be paid by a counterparty to a transaction referencing the index, and which may be agreed between Barclays and the counterparty.

An investment in the ETNs described herein (the “ETNs”) involves significant risks and may not be suitable for all investors. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement. You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs. Issuer Redemption: Barclays Bank PLC will have the right to redeem or “call” the ETNs (in whole but not in part) at its sole discretion and without your consent on any trading day on or after the inception date until and including maturity. Dynamic Allocation and Strategy Risk: The value of the index will depend upon the success of the index in dynamically allocating among the Sector Indices. The allocation among the Sector Indices is based upon a proprietary index methodology sponsored by Barclays Bank PLC that may not provide outperformance relative to any alternative allocation among the Sector Indices or a diversified portfolio generally, and is made in accordance with pre-defined weightings that may not be optimal. Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices of the U.S. stock markets, the index components included in the underlying index, and prevailing market prices of options on such index or any other financial instruments related to such index; and supply and demand for the ETNs, including economic, financial, political, regulatory, geographical or judicial events that affect the level of such index or other financial instruments related to such index. A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs. No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs. Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 25,000 ETNs at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement. Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation. Selected Risk Considerations For Institutional use only. Not for further distribution. Not for use with retail investors.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-888-227-2275 (ext. 2-3430), or you may request a copy from any other dealer participating in the offering. Barclays Capital Inc. is a US registered broker/dealer affiliate of Barclays Bank PLC and a member of SIPC, FINRA and NFA. Barclays Capital Inc. operates out of 745 Seventh Avenue, New York, NY 10019. Where required pursuant to applicable US laws, rules and/or regulations, Barclays Capital Inc. accepts responsibility for the distribution of this document in the United States to U.S. Persons. Where a communication is being directed at persons who are professionals, it is directed at institutional investors in the U.S. as defined by FINRA Rule 2210(a)(4). The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs. “Shiller Barclays CAPETM US Core Sector Index” is a trademark of Barclays Bank PLC. “CAPETM” is a trademark of RSBB-I, LLC (“RSBB”) and has been licensed for certain purposes by Barclays Bank PLC. The Standard & Poor’s®, S&P 500® Index is a product of Down Jones Indices LLC (“SPDJI”), and has been licensed for use by Barclays Bank PLC. S&P® and S&P 500® are registered trademarks of Standard & Poor’s Financial Services, LLC (“SPFS”). These trademarks have been licensed to SPDJI and its affiliates and sublicensed to Barclays Bank PLC for certain purposes. The Shiller Barclays CAPETM US Core Sector Index (the “Index”) which is based on the S&P 500® and the Sector Indices is not sponsored or endorsed by S&P Dow Jones Indices LLC, Dow Jones, S&P, or any of their respective subsidiaries or affiliates (collectively, “S&P Dow Jones Indices”), but is published with their consent. The ETNs based on the Index are not sponsored or endorsed by S&P Dow Jones Indices or any of their respective affiliates and S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the Index to track general market performance. The Shiller Barclays CAPE US Index Family has been developed in part by RSBB, LLC, the research principal of which is Robert J. Shiller. RSBB, LLC is not an investment advisor and does not guarantee the accuracy and completeness of the Shiller Barclays CAPE US Index Family or any data or methodology either included therein or upon which it is based. RSBB, LLC shall have no liability for any errors, omissions or interruptions therein and makes no warranties expressed or implied, as to the performance or results experienced by any party from the use of any information included therein or upon which it is based, and expressly disclaims all warranties of the merchantability or fitness for a particular purpose with respect thereto, and shall not be liable for any claims or losses of any nature in connection with the use of such information, including but not limited to, lost profits or punitive or consequential damages even, if RSBB, LLC is advised of the possibility of same. ©2016 Barclays Bank PLC. All rights reserved. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. NOT FDIC INSURED · NO BANK GUARANTEE · MAY LOSE VALUE Selected Risk Considerations For Institutional use only. Not for further distribution. Not for use with retail investors.